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                   BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

                               [200 Park Avenue
                           New York, New York 10166]

WAIVER OF WITHDRAWAL CHARGE FOR TERMINAL ILLNESS RIDER

This Rider forms a part of the Contract to which it is attached and is effective as of the Issue Date. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control.

After the first Contract Anniversary, the Withdrawal Charge will be waived upon a withdrawal if:

1.  you are terminally ill and not expected to live more than 12 months;

2.  a Qualified Physician certifies to your illness and life expectancy;

3.  you were not diagnosed with the terminal illness as of the Issue Date; and

4. you have been the Owner continuously since the Issue Date or have become the Owner as spousal Beneficiary who continues the Contract.

In the case of Joint Owners, this Endorsement applies to either Joint Owner. If the Owner is not a natural person, this Rider applies to the Annuitant.

Qualified Physician is any person duly licensed and legally qualified to diagnose and treat sickness and injuries. A physician must be providing services within the scope of his or her license. A Physician may not be a member of the Owner's immediate family. Immediate family members include the Owner's spouse, children, parents, grandparents, grandchildren, siblings and in-laws.

This Rider will terminate on the Annuity Date.

Brighthouse Life Insurance Company of NY has caused this Rider to be signed by its [President] and [Secretary].

[/s/ Illegible Secretary]                 [/s/ Illegible President]
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6022 (02/02)